(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

August 15, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Advisor Series II (the trust):
Fidelity Advisor Intermediate Bond Fund Fidelity Advisor Mortgage Securities Fund Fidelity Advisor Short Fixed-Income Fund (the funds)
File Nos. (033-06516) and (811-04707)
Post-Effective Amendment Nos. 95 & 97

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment Nos. 95 and 97 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2011, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Advisor Intermediate Bond Fund, Fidelity Advisor Mortgage Securities Fund and Fidelity Advisor Short Fixed-Income Fund. The funds' Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment Nos. 91 and 93. The funds may be marketed through banks, savings and loan associations, or credit unions.

The principal purpose of this filing is to note a change in investment policy for the funds. This filing also serves to update standard disclosure and implement editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of October 29, 2011. We request your comments by September 14, 2011.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Eugenio Martinez
Eugenio Martinez
Legal Product Group